Exhibit 99.1

Xunlei Announces Changes of Board of Directors

SHENZHEN, China, September 1, 2023 (GLOBE NEWSWIRE) -- Xunlei Limited (“Xunlei”) (Nasdaq: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced the resignation of Mr. Sean Shenglong Zou and Mr. Hui Duan as directors of the Company for personal reasons from August 31, 2023.

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated “On behalf of the board of directors and the management of the Company, I wish to express my appreciation of Mr. Zou and Mr. Duan and their contributions to the Company and wish them the very best in their future endeavors.”

“Sean, founder of Xunlei, has played a pivotal role in Xunlei's development over the past two decades, successfully making the Company the largest internet download service provider in the world. His unsurpassed passion, enthusiasm and tireless efforts to develop internet products and services have benefited millions of internet users around the world. Going forward, he intends to spend more time on artificial intelligence and life science to complete his new career goals and fulfill life dreams.”

“I am delighted that Sean will continue to assist and support the Company in his new role as an honorary chairman of the board. With entrepreneurship and innovation spirit in place, Xunlei will continue to provide superior products and services to millions of its users all over the world.”

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing, blockchain and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contact:
Investor Relations
Xunlei Limited
Email: ir@xunlei.com
Tel: +86 755 6111 1571
Website: http://ir.xunlei.com